Exhibit 99.1

Claude Resources Completes Shaft Extension Project

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, Feb. 4, 2013 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE MKT-CGR) ("Claude" and or the "Company") today announced that it has completed the shaft extension project at its 100 percent owned and operated Seabee Gold Operation in Saskatchewan, Canada. The project extended the shaft from 600 metres to 980 metres depth. After a 20 day shutdown, the shaft has resumed hoisting ore from the 980 metre level. During the 20 day shutdown the Company was able to maintain production that averaged over 700 tonnes per day throughput to the central milling facility. Throughput during the shutdown originated from the Santoy 8 Mine and from the upper portions of the Seabee Mine.

During the shutdown the Company continued underground development and mining at Seabee Deep and L62 between the 900 and 1100 metre levels. Stockpiled ore will now be skipped to surface and the Company expects to end the quarter with no impact to production targets from the shutdown.

The reduction of trucking distance and ore handling will result in lower diesel consumption, reduced maintenance costs, and improved ventilation. Overall Seabee Deep and L62 mining costs are expected to improve by as much as 10 percent per tonne.

Neil McMillan, President and CEO, stated, "In the fourth quarter our operations team made the decision to defer the completion of the shaft to January 2013. This resulted in the shaft being shut down for a total of 20 days instead of the 42 days as originally scheduled. During the tie-in, we were able to mill, on average, over 700 tonnes per day while accumulating a higher grade stockpile underground from the Seabee Deep and L62 deposits. Our team did an excellent job in managing the shaft shutdown while minimizing production interruption. The shaft extension will reduce the trucking distance 430 vertical metres, making our operations more efficient and cost effective."

About Claude Resources Inc.:

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 1,023,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent of the Amisk Gold property in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

For further information please contact:

Brian Skanderbeg, Senior Vice President and Chief Operating Officer
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 10:12e 04-FEB-13